                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1)*

                            TEMPLATE SOFTWARE, INC.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  879788 10 7
                                (CUSIP Number)

                      ----------------------------------
            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d - 1 (b)

[_]  Rule 13d - 1(c)

[_]  Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G
-----------------------                                   ----------------------
CUSIP No. 879788 10 7                                       Page 1 of 4 Pages
-----------------------                                   ----------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   E. LINWOOD PEARCE
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [_]

   NOT APPLICABLE
                                                                        (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED STATES
--------------------------------------------------------------------------------

                          5     SOLE VOTING POWER

       NUMBER OF                453,811; SEE ITEM 4
         SHARES
                        --------------------------------------------------------
      BENEFICIALLY        6     SHARED VOTING POWER
        OWNED BY
          EACH                  0
       REPORTING
                        --------------------------------------------------------
         PERSON           7     SOLE DISPOSITIVE POWER
          WITH
                                453,811; SEE ITEM 4
                        --------------------------------------------------------
                          8     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   462,811; SEE ITEM 4
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.4%; SEE ITEM 4
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13G
-----------------------                                   ----------------------
CUSIP No. 879788 10 7                                       Page 2 of 4 Pages
-----------------------                                   ----------------------

Item 1(a) Name of Issuer:

     Template Software, Inc.  (Nasdaq: TMPL)

Item 1(b) Address of Issuer's Principal Executive Offices:

     45365 Vintage Park Plaza, Dulles, Virginia  20166

Item 2(a) Name of Person Filing:

     E. Linwood Pearce

Item 2(b) Address of Principal Business Office or, if none, Residence:

     45365 Vintage Park Plaza, Dulles, Virginia  20166

Items 2(c) Citizenship:

     United States

Item 2(d) Title of Class of Securities:

     Common Stock, $.01 par value per share

Item 2(e) CUSIP Number:

     879788 10 7

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

     (a) [ ] Broker or Dealer registered under Section 15 of the Act

     (b) [ ] Bank as defined in Section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under 1940 Section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

     (h) [ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

     (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

                                 SCHEDULE 13G
-----------------------                                   ----------------------
CUSIP No. 879788 10 7                                       Page 3 of 4 Pages
-----------------------                                   ----------------------


     (j) [ ] Group in accordance with (S) 240.13d-1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d -1(e), check this box  [_]

Item 4.  Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned:

          462,811 (Includes 416,347 vested options and 9,000 shares held by Mr. Pearce's children. Mr. Pearce disclaims beneficial ownership of the shares held by his children.)

     (b)  Percent of Class:

          Approximately 8.4% (including the 9,000 shares held by Mr. Pearce's children, of which Mr. Pearce disclaims beneficial ownership.)

     (c)  Number of shares as to which such person has:

          (i)      sole power to vote or to direct the vote                 453,811
          (ii)     shared power to vote or to direct the vote                     0
          (iii)    sole power to dispose or to direct the disposition of    453,811
          (iv)     shared power to dispose or to direct the disposition of        0

Item 5.  Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following  [       ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

                                 SCHEDULE 13G
-----------------------                                   ----------------------
CUSIP No. 879788 10 7                                       Page 4 of 4 Pages
-----------------------                                   ----------------------


Item 8.   Identification and Classification of Members of the Group.

           Not Applicable.

Item 9.   Notice of Dissolution of Group.

           Not Applicable.

Item 10.  Certification.

           Not applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 2, 1999
---------------------------------------------------------
Date

/s/  E. Linwood Pearce
---------------------------------------------------------
Signature

E. Linwood Pearce / President and Chief Executive Officer
---------------------------------------------------------
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note:  Schedules filed in paper format shall include a signed original and five
----
copies of the schedule,   including all exhibits.  See Rule 13d - 7(b) for other
parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).